UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(b),

(c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 3)*

CARLYLE TACTICAL PRIVATE CREDIT FUND

(Name of Issuer)

Series A Mandatory Redeemable Preferred Shares

Series B Mandatory Redeemable Preferred Shares

Series C Mandatory Redeemable Preferred Shares

Series D Mandatory Redeemable Preferred Shares

Series E Mandatory Redeemable Preferred Shares

(Title of Class of Securities)

143106 2*2

143106 3*1

143106 A*3

143106 A@1

143106 A#9

(CUSIP Numbers)

June 9, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Nos. 143106 2*2; 143106 3*1; 143106 A*3;
143106 A@1; 143106 A#9

1.	Name of reporting person American International Group, Inc.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Citizenship or place of organization Incorporated under the laws of the State of Delaware
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 0
	6.	Shared voting power 343,272
	7.	Sole dispositive power 0
	8.	Shared dispositive power 343,272
9.	Aggregate amount beneficially owned by each reporting person 343,272
10.	Check box if the aggregate amount in Row (9) excludes certain shares ☐
11.	Percent of class represented by amount in Row (9) 2.2%
12.	Type of reporting person HC

ITEM 1 (a).	NAME OF ISSUER:

Carlyle Tactical Private Credit Fund (the “Issuer”)

ITEM 1 (b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

One Vanderbilt Avenue, Suite 3400
New York, NY 10017

ITEM 2 (a).	NAME OF PERSON FILING:

This Schedule 13G is filed by American International Group, Inc. (“AIG”).

ITEM 2 (b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

1271 Avenue of the Americas

New York, NY 10020

ITEM 2 (c).	CITIZENSHIP:

Incorporated under the laws of the State of Delaware.

ITEM 2 (d).	TITLE OF CLASS OF SECURITIES:

Mandatory Redeemable Preferred Shares

ITEM 2 (e).	CUSIP NUMBERS:

143106 2*2 (Series A Mandatory Redeemable Preferred Shares) (the “Series A Preferred Shares”).

143106 3*1 (Series B Mandatory Redeemable Preferred Shares) (the “Series B Preferred Shares”).

143106 A*3 (Series C Mandatory Redeemable Preferred Shares) (the “Series C Preferred Shares”).

143106 A@1 (Series D Mandatory Redeemable Preferred Shares) (the “Series D Preferred Shares”).

143106 A#9 (Series E Mandatory Redeemable Preferred Shares) (the “Series E Preferred Shares”).

The Series A Preferred Shares, the Series B Preferred Shares, the Series C Preferred Shares, the Series D Preferred Shares and the Series E Preferred Shares form a single class of the Issuer’s preferred equity securities and are collectively referred to in this Schedule 13G as the “Mandatory Redeemable Preferred Shares”.

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO §§ 240.13d-1(b), OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☒ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

ITEM 4.	OWNERSHIP.

(a)	Amount beneficially owned: 343,272

(b)	Percent of class: 2.2%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 343,272

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 343,272

As of June 9, 2024, Corebridge Financial, Inc. (“CRBG”) ceased to be a controlled subsidiary of AIG. As a result of and following such event, CRBG and AIG report beneficial ownership independently and AIG no longer reports beneficial ownership of securities held directly by CRBG and its subsidiaries.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following  ☒.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Certain of AIG’s subsidiaries, as noted below, have the right to receive or the power to direct the receipt of dividends from, and the proceeds from the sale of, the Mandatory Redeemable Preferred Shares. American Home Assurance Company and National Union Fire Insurance Company of Pittsburgh, PA, each an indirect wholly owned subsidiary of AIG, beneficially own 1.3% and 0.9%, respectively, of the outstanding Mandatory Redeemable Preferred Shares.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

See Exhibit 99.1.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10.	CERTIFICATION.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 11, 2024

AMERICAN INTERNATIONAL GROUP, INC.

By	/s/ Gregory Ruffa
Name:	Gregory Ruffa
Title:	Senior Vice President, Legal